

August 13, 2010

David Carpenter, President
New Media Insight Group, Inc.
68-1125 N. Kaniku Dr.
Suite 1205
Kamuela, HI 96734

> **Re:** **New Media Insight Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 19, 2010**
> **File No. 333-168193**

Dear Mr. Carpenter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement filed July 19, 2010

Cover Page

1.   You indicate that the offering is being conducted on a self-underwritten, "best efforts" basis, yet you have presented information in the table and in several other sections of the prospectus as if all of the shares offered by the company will be sold. Please delete the table, as it is likely to suggest to the reader that all of shares will be sold and that the proceeds to the issuer in the amount specified will be received, and revise elsewhere as appropriate.

Use of Proceeds, page 11

2.   We note your disclosure of planned capital expenditures in the event that either $100,000
        or $50,000 in offering proceeds is obtained, and that $50,000 is the minimum capital
        investment required in order to "bring the company to fruition." We further note that
        none of the expenditures itemized are listed in any particular order of priority. Please
        expand your disclosure to discuss your plans if substantially less than the maximum
        proceeds are obtained, e.g., if only 25% or 10% of the maximum proceeds are obtained.
        Discuss how the company would prioritize its capital expenditures in such event and
        whether or not proceeds at the 25% or 10% level could reasonably be expected to
        position the company to continue its operations and generate revenues. Refer to
        Instruction 1 to Item 504 of Regulation S-K.

Shares Offered by Selling Shareholders, page 17

3.   We note your disclosure in this section, and elsewhere in the registration statement (e.g.,
        pages 26 and 52), relating to Rule 144. In certain instances, your summaries of Rule 144
        do not accurately reflect the actual provisions of Rule 144. Please carefully review and
        revise your disclosure pertaining to Rule 144 throughout the registration statement to
        ensure that such disclosure clearly and accurately conveys to investors the pertinent
        provisions of Rule 144.

Description of Securities to be Registered

Preferred Stock, page 21

4.   You indicate that you have 25,000,000 shares of preferred stock authorized for issuance,
        none of which are issued and outstanding. Please concisely describe the authority of the
        board of directors to approve the issuance of the preferred stock, including any discretion
        the board of directors has to fix the rights and preferences of the preferred stock.

Description of Business

Principal Products, Services and Their Markets, page 22

5.   You indicate that the company will design websites to "maximize exposure and search
        engine rankings" and focus on social media marketing. Please enhance your disclosure in
        this section to describe the foregoing in further detail, including a brief explanation of
        how you intend to maximize search engine rankings and a more thorough description of
        the kinds of services you expect to provide. Please further provide a basis for your belief
        that your services will "improve customer engagement" and "ultimately make [clients] a
        well-optimized expert (leader) in their chosen market or field…."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

6.   Please advise what consideration you gave to the requirements of Item 303(a)(3)(ii) of
        Regulation S-K. In particular, we would expect to see discussion of the additional legal
        and accounting expenses you will expect to regularly incur upon becoming a public
        company and the impact, if material, such expenses could have on your results of
        operations.

Plan of Operation, page 27

7.   You indicate that "management intends to raise additional funds through public or private
        placement offerings." Please tell us whether management is currently contemplating, or
        has made any arrangements for, the sale of additional company securities, other than the
        instant offering. If not, please revise your disclosure to clearly state that management
        currently has no plans or intentions to raise additional funds, other than pursuant to this
        registered offering.

8.   You indicate that you expect to complete development of your website within three
        months following completion of the offering and then to generate revenues from
        advertising in the last two months of the first year following commencement of the
        offering. However, it is not readily apparent from your disclosure what steps you expect
        to implement after completion of your website that will enable you to begin generating
        revenue within the time period you have specified. Please revise your disclosure to
        provide a materially complete discussion of how management intends to generate
        revenues within the next twelve months, discussing each planned activity and each
        material event or step and explaining the basis for your belief that your plan is
        achievable. Ensure that you identify and discuss the time frames for implementing the
        business plan and any material obstacles or uncertainties that may preclude you from
        achieving anticipated results.

Liquidity and Capital Resources, page 31

9.   Revise the liquidity and capital resources section to state clearly whether your current and
        available capital resources are sufficient to fund planned operations for a period of not
        less than twelve months from the date of the prospectus. Please see Section III.C of
        Release No. 33-6835. To the extent you do not have sufficient resources to fund planned
        operations for the twelve-month period, state the minimum number of months that you
        expect to be able to conduct planned operations and to satisfy your obligations using
        currently-available capital resources, and provide support for your belief that you will be
        able to meet your capital requirements for this amount of time. In addition, quantify the
        anticipated costs and amount of additional capital that will be needed in order to fund the

company's projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus.

Directors, Executive Officers, Promoters and Control Persons

Background Information about Our Officers and Directors, page 35

10.   Please provide the complete disclosure required pursuant to Item 401(e)(1) of Regulation S-K, which requires a discussion of each director's specific skills or experience that led to the conclusion that such person should serve as a director given the company's business and structure.

11.   You indicate that Messrs. Carpenter and Hay each spend up to twenty hours and eight hours per week, respectively, on the business. Consider whether other commitments or capacities of these officers subject either of them to potential conflicts of interest that might adversely affect the company. Further consider whether a corresponding risk factor would be appropriate.

Involvement in Certain Legal Proceedings, page 35

12.   Please note that Item 401(f) of Regulation S-K requires that the involvement in legal proceedings disclosure be provided with respect to the most recent ten-year period. Refer to SEC Release 33-9089, Proxy Disclosure Enhancements.

Executive Compensation, page 36

13.   We note that no compensation has been awarded to, earned by, or paid to your named executive officers. Accordingly, please consider revising this section to delete the tables. Refer to Instruction (4) to Item 402(m)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 38

14.   Please revise the table so that it conforms to the requirements of Item 403 of Regulation S-K. Specifically, please revise the columns so that they conform to the presentation required by Item 403 of Regulation S-K and identify the shares beneficially owned by all directors and executive officers as a group, without naming them. In addition, disclose the date as of which the information is furnished and the amount of common stock outstanding on which the percentage of class is based and delete the reference to footnote 2, which does not relate to the beneficial ownership table.

Certain Relationships and Related Transactions, page 39

15.   We note your disclosure elsewhere in the prospectus that your officers and directors may be considered promoters. Please affirmatively identify all promoters of the company and

discuss all transactions involving such persons as required by Item 404(d) of Regulation S-K. Refer to the definition of "promoter" in Rule 405 of Regulation C.

16.   You indicate in Note 5 to the Financial Statements that the company obtained from a director a non-interest bearing demand loan, which was fully repaid in June 2010. Accordingly, please provide in this section the disclosure required by Item 404(d) of Regulation S-K with respect to the transaction, including the identity of the related party, a summary of the material terms of the transaction and the original principal amount of the loan.

Disclosure of Commission Position on Indemnification for Securities Act Liability, page 39

17.   We note that you have provided the undertaking required by paragraph (h) of Item 512 of Regulation S-K elsewhere in your registration statement. Accordingly, please explain the basis for the disclosure you provided in this section or consider removing the disclosure from this section.

Recent Sales of Unregistered Securities, page 51

18.   We note your disclosure of recent sales of unregistered securities. Please file the transaction documents relating to the offerings described in this section, pursuant to Item 601(b)(10) of Regulation S-K, or advise as to why you believe such agreements are not required to be filed.

Signatures, page 55

19.   The Form S-1 must be signed by the company's principal executive officer, principal financial officer, and its controller or principal accounting officer. Any person who occupies more than one of these specified positions must indicate each capacity in which he signs the registration statement. Refer to Instruction 2 to Signatures in the Form S-1. Accordingly, please revise to indicate who is signing the registration statement in the capacity of controller or principal accounting officer.

Exhibit 3.2

20.   Exhibit A to the company's bylaws appears incomplete. In particular, you do not appear to have established the initial number of members of the company's board of directors. Please advise as to how this complies with Nevada law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-3548 if you have any questions. If you require further assistance, please contact me at (202) 551-3457. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile: (425) 451-8568
        James B. Parsons
        Parsons/Burnett/Bjordahl, LLP